February 13, 2014

WITHOUT PREJUDICE

BY EDGAR AND MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Neptune Technologies & Bioressources Inc.
Form 40-F for Fiscal Year Ended February 28, 2013
Filed May 30, 2013
Form 6-K for Month of January 2014
Filed January 14, 2014
File No. 001-33526

Dear Mr. Rosenberg:

On behalf of Neptune Technologies & Bioressources Inc. (the “Corporation”), we hereby submit this response letter to the comment letter dated January 31, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above referenced Forms 40-F and 6-K. For ease of reference, we have reproduced the text of the Staff’s comments in bold-faced type bellow, followed by the Corporation’s responses.

RESPONSE TO STAFF COMMENTS

Patent Disclosure

We note that you consider the protection of your patent estate to be an important activity and that you have recently been engaged in several actions regarding the possible infringement of your intellectual property rights. We also note the proposed disclosure you provided to the staff in your correspondence dated March 28, 2011, regarding material patents to be provided in future reports. We also note that the disclosure you provided in this report provides no information about the specific jurisdictions of your material patents or their expiration dates. Please file an amendment to expand your disclosure to identify the expiration dates of your material issued patents and the related jurisdictions. Please also note the requirements of Instruction D (5) of the Form 40-F which provides that Rule 12b-20 of the Securities Exchange Act of 1934 shall apply to the Form 40-F. That rule requires that in addition to providing what is explicitly required, you must provide any additional information that under the circumstances may be material.

Neptune Technologies & Bioressources Inc.

Response:

The Corporation believes that its disclosures regarding its patent portfolio are adequate, and that the Annual Information Form dated May 29, 2013, (Exhibit 99.1) contained all the relevant information. Page 27 of Exhibit 99.1 lists the Corporation’s three categories of patents and, on page 28 of Exhibit 99.1, the expiration date of the Corporation’s US patents are indicated.

The Corporation nonetheless takes note of the Staff’s comments and the Corporation will modify the patent information in its next Annual Information Form as follows:

“Patents

Neptune owns the following portfolio of patents, which are grouped in three main patent families and filed in various jurisdictions worldwide, including the United States, Canada, Japan, Australia and Europe:

Patent Family Description	WO (PCT) Application Number & U.S. Patent Number(s)	Expiration Date of the Patent Family	Number of Patents Worldwide
Novel Phospholipid/Flavonoid	W02003/011873 US8,030,348; US8,278,351; US8,383,675	WO 2003/011873 Family – 2022 US8,030,348 term adjusted to 2024	5
Cardiovascular Neurological Health	W02002/102394 US8,057,825	WO 2002/102394 Family - 2022 US8,057,825 term adjusted to 2025	22
Extraction Process	W02000/023546 US6,800,299	2019	32

*	One of Neptune’s European patents, EP 1,417,211, was revoked on April 9, 2013.

In Canada, the United States and Europe, a patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions exclusivity can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process. Certain of the Corporation’s issued patents face challenges by third parties, such as re-examinations in the United States and opposition proceedings before the European and Australian Patent Offices. See the section “Legal Proceedings and Regulatory Actions. ”

We also respectfully submit that, in accordance with the requirements of Rule 12b-20, all the material changes of the Corporation’s patent portfolio and the litigations relating to the patents have always been disclosed - see Exhibit 99.1, pages 32-35. The Corporation will continue to disclose the additional information that under the circumstances may be material.

Neptune – SEC (February 13, 2014)	Page 2 of 4

Neptune Technologies & Bioressources Inc.

Analysis for Class A shares of Acasti Pharma

Please provide us your analysis, with reference to authoritative literature, supporting your accounting treatment for the receipt of 6,750,000 Class A shares of Acasti Pharma, pursuant to the royalty prepayment agreement dated December 4, 2012.

Response:

On August 7, 2008, the Corporation entered into an exclusive technology License Agreement to the benefit of one of its subsidiary, Acasti. The License Agreement provides Acasti with the right to use certain intellectual property rights of the Corporation in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for specific medical food and prescription drug markets. Pursuant to the License Agreement, Acasti has been granted a license to use the Corporation’s intellectual property rights solely for the development, distribution and sale of products for use in the human cardiovascular field. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings.

On December 4, 2012, the Corporation announced that it had entered into a prepayment agreement with Acasti pursuant to which Acasti elected to exercise its option pursuant to the initial terms of the License Agreement to acquire the license by paying in advance all of the future royalties payable under the License Agreement.

The value of the prepayment of the license, determined with the assistance of outside valuations specialists, amounted to $15,525,000 and was to be settled by Acasti through the issuance of 6,750,000 Class A common shares.

The prepayment and the issuance of the Acasti Class A common shares to the Corporation were subject to the approval of the disinterested shareholders of Acasti (excluding the Corporation and non-arm’s length parties to the Corporation) at the next annual meeting of shareholders and the TSX Venture Exchange, therefore, the transaction was not recorded in December 2012.

The exercise of the prepayment and the issuance of the shares to the Corporation were approved by the disinterested shareholders of Acasti at the annual meeting of shareholders held on June 27, 2013 and subsequently by the TSX Venture Exchange.

As a result, on July 12, 2013, Acasti issued to the Corporation 6,750,000 Class A common shares, increasing the ownership interest of the Corporation in Acasti by approximately 3.7% from 56.6% to 60.3%.

Neptune – SEC (February 13, 2014)	Page 3 of 4

Neptune Technologies & Bioressources Inc.

Pursuant to IFRS 10 Consolidated financial statements paragraph 23, changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions (i.e., transactions with owners in their capacity as owners). As a result of this guidance, no gain or loss is recognised in earnings and no change in the carrying amount of assets or liabilities is recorded. Rather the transaction is recognised within equity.

Pursuant to IFRS 10 Consolidated financial statements paragraph B96, when the proportion of the equity held by non-controlling interests changes, an entity shall adjust the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in the subsidiary. The entity shall recognize directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent. Applied to this transaction, the fair value of the consideration paid or received is nil on a consolidated level basis from the Corporation’s perspective because the consideration exchanged remained in the consolidated group.

As a result of the prepayment transaction, the net assets of Acasti increased by $15,525,000 (being the fair value of the prepayment of the license); therefore the carrying value of the net assets immediately after the transaction was re-allocated between the non-controlling interest and controlling interest holders. Therefore, a credit of $5,746,394 was recorded in equity attributable to non-controlling interest and a debit of $5,775,394 was recorded in contributed surplus attributable to the equity holders of the Corporation, with the difference of $29,000 relating to transaction costs.

We appreciate the Staff’s assistance in reviewing this response letter. Should you have comments and/or require additional information regarding this letter, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Benoît Huart
Benoît Huart

c.c.	Christina DeRosa – Securities and Exchange Commission
Jeffrey Riedler - Securities and Exchange Commission

Jean-Daniel Bélanger - Neptune Technologies & Bioressources Inc.
Henri Harland - Neptune Technologies & Bioressources Inc.
André Godin - Neptune Technologies & Bioressources Inc.
Karen Kalayajian - Neptune Technologies & Bioressources Inc.

Francois Paradis – Osler, Hoskin & Harcourt LLP
Jason Comerford – Osler, Hoskin & Harcourt LLP

Neptune – SEC (February 13, 2014)	Page 4 of 4